August 21, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11787)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, LM Capital Real Estate Investment Trust, LLC (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12237), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on April 77, 2023. The Offering Statement relates to the public offering of Common Stock (the “Securities”).

The Company has not sold any securities or stock to any investors.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact our counsel Jacob Zadeh of JZ Law Group at (818) 209-4518.

Sincerely,

/s/ Michael Aminpour
Michael Aminpour
Managing Member